Mail Stop 3561

May 18, 2006

Audrey Reich, President
Dynamic Alert Limited
45563 RPO Sunnyside
Surrey, B.C.  V4A 9N3

      Re:	Dynamic Alert Limited
              	Amendment No. 7 to Registration Statement on
              	Form SB-2
              	Filed April 21, 2006
      File No.  333-119566

Dear Ms. Reich:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the use of the terms, "personal security service," "personal security plan," "personal protection plan" and "personal protection service." It would appear that these terms should each be defined in the prospectus, or it should be clarified if true, that the terms can be used interchangeably, or otherwise for sake of clarity, revise to refer to just one term consistently throughout the prospectus.



Risk Factors, page 6
2. We note the statement in risk factor one that "[w]e need to raise
$9,000 in order to commence our operations."  Please reconcile this
statement with the disclosure in the plan of operations section on page 20 that "[i]n the event we raise only a nominal amount of money from this offering such as $2,500 or less .... The day to day operations would be limited to the directors making product sales through personal contacts." It appears that the company could begin operations if less than $2,500 is raised. In addition, we note the statement on page 20 that "[o]ur founders and directors have generally indicated a willingness to provide financial contributions if necessary." Please explain in the risk factor and in the plan of operation whether the founders and directors would also provide such funding in order for the company to begin operations and explain the statement "contributions if necessary." Would as "necessary" include the purchase of inventory or the development of a website? Please explain.

Item 4.  Use of Proceeds, page 8
3. It is suggested that the table showing the company selling 100%
of
the securities offered exclusively, be deleted inasmuch as that same
information is shown in the table on page 9 where the various possible amounts of offering proceeds and related expenditures are
listed and can be compared.   Further, the breakdown of the use of
proceeds by category if all of the shares are sold should be placed
with the other scenarios, such as after "If 75% of the total offering
amount is raised..."
4. Reference is made to the paragraph preceding the table on page
9.
Please delete the words "as anticipated" from the initial
sentence,
as there is no assurance that the company will sell the entire amount
of this offering.
5. In the second sentence, please add in the scenario addressing
"if
less than 10% of the offering is raised."
6. In the first paragraph following the table on page 9, it should be
made clear that if Dynamic raises less than 10% of the total offering, it will not be able to develop a website, unless the founders and directors will provide such funding. We note the disclosure under "Distribution" on page 17 in this regard.
7. We note the statement on page 9 that "[i]f Dynamic raises less than 10% of the total offering .... We will use the excess cash on hand .... to proceed with a modified business plan."  Please reconcile this statement with the disclosure in the plan of operations section on page 20 which states that "[s]hould we be able to raise at least $9,000 from this offering, we would be able to proceed with a modified business plan." It appears from the disclosure in the use of proceeds section and plan of operations section that the company could begin operations with a modified business plan if the company raises $2,500 or less. Please explain.

Plan of Operations, page 20
8. We reissue in part our prior comment 7. Please explain whether the company will purchase sample inventory with the company`s available cash if adequate funds are not raised in this offering. It would be appear that the company could begin operations with its current available cash. Please explain.

Milestones, page 22
9. In the introductory paragraph, we note that you refer back to your
Item 3. "The Company" and we also note your statement "...if less than 10% of the offering is raised, we will need to follow a modified
plan of operations."   We could not locate the disclosure in that
section.
10. We also note in this same paragraph, "...we will not begin any of these steps towards starting operations until the earlier of raising at least $9,000 from this offering, or the offering is closed." (emphasis added). This does not appear to be consistent with the disclosure noted in the section "Use of Proceeds," "If Dynamic raises less than 10% of the total offering" and elsewhere in the prospectus.
Please revise as appropriate to make the disclosure consistent.
11. It is noted that the milestone activity, "To Provide security services" in the table in your previous amendment, has been eliminated here. Inasmuch as this appears to be a significant part of your planned business, please explain or revise the table to add the disclosure back as applicable.
12. Please include a discussion in the milestone section as to when the directors will begin selling products through personal contacts, e.g., through emails and telephone calls, and when the directors will begin conducting seminars.

Certain Relationships and Related Transactions, page 25
13. Please revise to clarify and identify all promoters of the company including those persons that are unaffiliated with the company. See Item 404(d) of Regulation S-B.




Financial Statements
14. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Brian Bhandari at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:   W. Scott Lawler, Esq.
         Fax: (403) 272-3620